UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-34541

GLOBAL CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ⌧ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Introductory Note

On September 22, 2022, the Grand Court of the Cayman Islands (the “Court”) issued an order (the “Court Order”) appointing Margot MacInnis and John Royle of Grant Thornton Specialist Services (Cayman) Limited, and Chow Tsz Nga Georgia of Grant Thornton Recovery & Reorganisation Limited, as joint provisional liquidators (the “JPLs”) of Global Cord Blood Corporation (In Provisional Liquidation) (the “Company”) pursuant to Section 104(2) of the Companies Act (as amended) of the Cayman Islands.

Notice of extraordinary general meeting

Pursuant to the powers granted by the Court Order and the Company’s constitutional documents, the Company (acting by its JPLs) has convened an extraordinary general meeting (“EGM”) which will be held on 16 April 2024 at 07:45 Cayman Islands time (GMT-5). The EGM will be held at the offices of Grant Thornton Specialist Services (Cayman) Limited, 2nd floor Century Yard, Cricket Square, Grand Cayman KY1, 1102, Cayman Islands, and online via web-based video conference. There is limited space for occupants and thus it is preferred that, where possible, members attend via web-based video conference.

Any member who wishes to attend the EGM via web-based video conference must notify the JPLs of their intention to do so by no later than 5pm on 12 April 2024 by contacting corbf@info.morrowsodali.com. A dial in link will then be provided to eligible persons and those parties who have completed valid proxy forms.

Attached hereto as Exhibit 99.1 is a Notice of Extraordinary General Meeting, Rules of Conduct, Proxy Statement and Proxy Card of the Company relating to the Company’s EGM.

The EGM will be held for the purpose of considering and, if thought fit, resolving, by way of ordinary resolutions: (i) to approve the JPLs’ proposed terms of remuneration; and (ii) to approve the JPLs’ remuneration and disbursements for the period 22 September 2022 to 30 September 2023.

Where to Find Additional Information

The Company is a foreign private issuer. As such, the Proxy Statement is not subject to review and comment by the Securities and Exchange Commission (the “SEC”).

Members of the Company are urged to carefully read the Proxy Statement, because it contains important information about the Company and the EGM.

Copies of the Proxy Statement and other documents filed or submitted by the Company will be available from the Company’s website at https://ir.globalcordbloodcorporation.com/ and at the website maintained by the SEC at www.sec.gov. Members may obtain a copy of such filings free of charge by contacting corbf@info.morrowsodali.com.

Any person who is a shareholder of the Company may request a copy of the report referred to in the Proxy Statement by contacting corbf@info.morrowsodali.com. Please be advised that the JPLs may require documentary evidence of your shareholding in the Company in order for you to receive a copy of the report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL CORD BLOOD CORPORATION (IN PROVISIONAL LIQUIDATION)

By:	/s/ John Royle
Name:	John Royle
Title:	Joint Provisional Liquidator of the Company by Order of the Grand Court of the Cayman Islands

Dated: 19 March 2024